SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29064; 812-13712]

Strategic Funds, Inc., <u>et al.</u>; Notice of Application

November 30, 2009

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

<u>Summary of Application</u>: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

<u>Applicants</u>: Strategic Funds, Inc. (the "Company") and The Dreyfus Corporation (the "Adviser").

<u>Filing Dates</u>: The application was filed on November 2, 2009, and amended on November 24, 2009.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 22, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Strategic Funds, Inc., a Maryland corporation, is registered under the Act as an open-end management investment company and currently offers five series employing one or more investment subadvisers ("Subadvisers"), each with separate investment objectives, policies and restrictions (each, a "Fund" and collectively, the "Funds").[1] The Adviser, the primary mutual fund business of The Bank of New York Mellon Corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as investment adviser to each Fund

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[1] Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or a person controlling, controlled by, or under common control with the Adviser (included in the term "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (included in the term "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

under an investment advisory agreement with the Company ("Advisory Agreement") that has been approved by the shareholders of each Fund and by the board of directors of the Company ("Board"), including a majority of the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Company or the Adviser ("Independent Board Members").

2.　　　Under the terms of the Advisory Agreement, the Adviser provides a Fund with investment management, research and supervision, and furnishes a program of investment, evaluation and, if appropriate, sale and reinvestment of such Fund's assets. For the investment management services that it provides to each Fund, the Adviser receives the fee specified in the Advisory Agreement from the Fund. The Advisory Agreement also permits the Adviser to enter into investment subadvisory agreements ("Subadvisory Agreements") with one or more Subadvisers. Pursuant to its authority under the Advisory Agreement, the Adviser (having obtained appropriate Board and shareholder approval) has entered into Subadvisory Agreements with various Subadvisers to provide investment advisory services to certain Funds. Each Subadviser is, and every future Subadviser will be, registered as an investment adviser under the Advisers Act. The Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.[2] Subadvisers recommended to the Board by the Adviser will be selected and approved by the Board, including a majority of the

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[2]　The Adviser has entered into an agreement with its affiliate, EACM Advisors LLC ("EACM"), which is registered as an investment adviser under the Advisers Act, (the "Consultant Agreement") to assist the Adviser with the Dreyfus Select Managers Small Cap Value Fund. Pursuant to the Consultant Agreement, EACM assists the Adviser in evaluating and recommending Subadvisers, and recommending the portion of portfolio assets to be managed by each Subadviser, as well as monitoring and evaluating the performance of Subadvisers and recommending whether a Subadviser should be terminated. EACM may provide similar services for other Funds. However, it is the Adviser's responsibility to select, subject to the review and approval of the Board, Subadvisers to manage all or part of a Fund's assets and review their performance.

Independent Board Members. Each Subadviser will have discretionary authority to invest all or a portion of the assets of a particular Fund, subject to the general supervision of the Adviser and the Board. The Adviser will compensate each Subadviser out of the fees paid to the Adviser by the Fund.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to EACM or to any Subadviser who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Company or the Adviser, other than by reason of serving as a Subadviser to one or more of the Funds ("Affiliated Subadviser").

4.   Applicants also request an exemption from the various disclosure provisions described below that may require the Funds to disclose fees paid by the Adviser to each Subadviser. An exemption is requested to permit a Fund to disclose (as both a dollar amount and as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers ("Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser. Each Fund also will provide separate disclosure of any fees paid to EACM.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of

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stock in a series company affected by a matter must approve such matter if the Act requires shareholder approval.

2. Form N-1A is the registration statement used by open-end investment companies. Item 14(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.[3]

3. Item 22 of Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"), through the application of rule 20a-1 under the Act, sets forth the information that must be included in an investment company proxy statement. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4. Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Subadvisers.

5. Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X

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[3] Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

require that investment companies include in their financial statements information about investment advisory fees.

6.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision of the Act, or from any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that their requested relief meets this standard.

7.   Applicants state that the shareholders expect the Adviser and the Board to select the Subadviser for a Fund that is best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Applicants believe that permitting the Adviser to perform those duties for which shareholders of the Funds are paying the Adviser without incurring unnecessary delay or expense would be appropriate in the interests of Fund shareholders and would allow the Funds to operate more efficiently. Applicants note that the Advisory Agreement, the Consultant Agreement and any Affiliated Subadviser's Subadvisory Agreement would remain fully subject to the requirements of section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

8.   Applicants assert that many Subadvisers use a "posted" rate schedule to set their fees. Applicants state that while Subadvisers are willing to negotiate fees that are

lower than those posted on the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief will allow the Adviser to negotiate more effectively with each Subadviser.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, the

Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then existing Independent Board Members.

6.   When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then existing Independent Board Members.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of a Fund's assets; (c) when appropriate, allocate and reallocate a Fund's assets among multiple Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

11.   No director or officer of the Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary